Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

This filing consists of materials used by representatives of IPC in connection with discussions with IPC shareholders on April 9, 2009.

1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max
Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of
1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on
Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the
SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation.
ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This presentation relates to a proposed business combination between IPC and Max. On March 27, 2009, IPC filed with the SEC a registration statement on Form
S-4, which included a preliminary joint proxy statement/prospectus. This presentation is not a substitute for the preliminary joint proxy statement/prospectus that
IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL
OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer,
or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.
PARTICIPANTS IN THE SOLICITATION:
IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.
Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on March 27, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

2

IPC’s Board of Directors Unanimously Reaffirms Recommendation to
Combine With Max
On March 31, 2009 Validus submitted an offer to IPC pursuant to which Validus would combine with IPC
On April 7, 2009 IPC's board determined that the proposal from Validus does not constitute a Superior
Proposal as defined in the amalgamation agreement
The board of directors of IPC unanimously reaffirmed its recommendation that IPC shareholders vote to approve the Max transaction
In reaffirming its recommendation to shareholders, the IPC board noted that a combination with Max provides clear strategic and financial benefits to all IPC shareholders

3

IPC’s Board of Directors Unanimously Reaffirms Recommendation to
Combine With Max
The Validus offer fails to
meet IPC's diversification
goals
Max's diversified operations offer the best path to achieve IPC’s goal to diversify beyond its monoline property catastrophe business model in order to reduce the volatility inherent in focusing on catastrophe reinsurance and to spread its risk base across less correlated risks
A transaction with Validus would not accomplish that strategic objective given Validus's substantial correlated catastrophe exposure
The Max transaction has
significant value creation
potential and upside for
IPC shareholders
Potential to create significant value for IPC shareholders
The Max transaction provides greater book value and tangible book value per share to IPC shareholders
Max has significantly lower goodwill and intangibles
Concerned that Validus’ proposal enables Validus to raise capital at a discount to book value at the expense of IPC shareholders. Combination with Max allows deployment of capital under combined business plan
Max's diversified book, when combined with IPC's, has the potential to reduce earnings volatility
Validus’ share price at the time of its offer was near the high end of its 52-week trading range, resulting in an exchange ratio that poses potential downside risk to IPC shareholders. In contrast, IPC entered into the transaction with Max at an exchange ratio determined at a time that Max was trading at 53% of its 52-week high
The Validus amalgamation
proposal is less certain, is
riskier for IPC's
shareholders and would
take longer to close
Max transaction is expected to be completed in June with all regulatory approvals obtained
Any transaction with Validus likely could not be completed before September, right in the middle of the wind season
Max transaction would have to be rejected by IPC shareholders before IPC would be able to conduct due diligence on and negotiate with Validus
No assurance IPC would choose to enter into a transaction with Validus at that time
Both IPC and Validus would need consents from bank lenders and satisfactory indications from ratings agencies regarding ratings outcome of a combination